Exhibit 99.1

Encana Corporation

Interim Condensed Consolidated Financial Statements

(unaudited)

For the period ended September 30, 2013

(U.S. Dollars)

Third quarter report

for the period ended September 30, 2013

Condensed Consolidated Statement of Earnings (unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
($ millions, except per share amounts)		2013	2012	2013	2012
Revenues, Net of Royalties	(Note 3)	$1,392	$1,025	$4,435	$3,555
Expenses	(Note 3)
Production and mineral taxes		35	30	97	69
Transportation and processing		376	307	1,071	913
Operating		205	222	638	611
Purchased product		85	75	303	265
Depreciation, depletion and amortization		388	452	1,177	1,511
Impairments	(Note 8)	21	1,682	21	4,208
Accretion of asset retirement obligation	(Note 11)	12	13	40	40
Administrative		94	102	272	299
Interest	(Note 5)	143	130	424	388
Foreign exchange (gain) loss, net	(Note 6)	(103)	(160)	165	(165)
Other		(3)	—	(10)	(2)

		1,253	2,853	4,198	8,137

Net Earnings (Loss) Before Income Tax		139	(1,828)	237	(4,582)
Income tax expense (recovery)	(Note 7)	(49)	(584)	(250)	(1,868)

Net Earnings (Loss)		$188	$(1,244)	$487	$(2,714)

Net Earnings (Loss) per Common Share	(Note 12)
Basic		$0.25	$(1.69)	$0.66	$(3.69)
Diluted		$0.25	$(1.69)	$0.66	$(3.69)

Condensed Consolidated Statement of Comprehensive Income (unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)		2013	2012	2013	2012
Net Earnings (Loss)		$188	$(1,244)	$487	$(2,714)
Other Comprehensive Income (Loss), Net of Tax
Foreign currency translation adjustment	(Note 13)	20	73	(19)	86
Pension and other post-employment benefit plans	(Notes 13, 15)	3	3	8	8

Other Comprehensive Income (Loss)		23	76	(11)	94

Comprehensive Income (Loss)		$211	$(1,168)	$476	$(2,620)

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	1	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Condensed Consolidated Balance Sheet (unaudited)

		As at	As at
		September 30,	December 31,
($ millions)		2013	2012
Assets
Current Assets
Cash and cash equivalents		$3,258	$3,179
Accounts receivable and accrued revenues		723	1,236
Risk management	(Note 17)	315	479
Income tax receivable		540	560
Deferred income taxes		137	23

		4,973	5,477
Property, Plant and Equipment, at cost:	(Note 8)
Natural gas and oil properties, based on full cost accounting
Proved properties		51,742	50,953
Unproved properties		1,122	1,295
Other		3,298	3,379

Property, plant and equipment		56,162	55,627
Less: Accumulated depreciation, depletion and amortization		(46,224)	(45,876)

Property, plant and equipment, net	(Note 3)	9,938	9,751
Cash in Reserve		34	54
Other Assets		507	466
Risk Management	(Note 17)	221	111
Deferred Income Taxes		1,026	1,116
Goodwill	(Note 3)	1,684	1,725

	(Note 3)	$18,383	$18,700

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		$1,633	$2,003
Income tax payable		21	45
Risk management	(Note 17)	2	5
Current portion of long-term debt	(Note 9)	1,500	500
Deferred income taxes		31	59

		3,187	2,612
Long-Term Debt	(Note 9)	6,149	7,175
Other Liabilities and Provisions	(Note 10)	2,771	2,672
Risk Management	(Note 17)	3	10
Asset Retirement Obligation	(Note 11)	860	936

		12,970	13,405

Commitments and Contingencies	(Note 18)
Shareholders’ Equity
Share capital—authorized unlimited common shares, without par value
740.2 and 736.3 million shares issued and outstanding, respectively	(Note 12)	2,432	2,354
Paid in surplus		16	10
Retained earnings		2,306	2,261
Accumulated other comprehensive income	(Note 13)	659	670

Total Shareholders’ Equity		5,413	5,295

		$18,383	$18,700

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	2	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Condensed Consolidated Statement of Changes in Shareholders’ Equity (unaudited)

					Accumulated
					Other	Total
		Share	Paid in	Retained	Comprehensive	Shareholders’
Nine Months Ended September 30, 2013 ($ millions)		Capital	Surplus	Earnings	Income	Equity
Balance, December 31, 2012		$2,354	$10	$2,261	$670	$5,295
Share-Based Compensation	(Note 14)	—	4	—	—	4
Net Earnings		—	—	487	—	487
Common Shares Cancelled	(Note 12)	(2)	2	—	—	—
Dividends on Common Shares	(Note 12)	—	—	(442)	—	(442)
Common Shares Issued Under Dividend Reinvestment Plan	(Note 12)	80	—	—	—	80
Other Comprehensive Income (Loss)	(Note 13)	—	—	—	(11)	(11)

Balance, September 30, 2013		$2,432	$16	$2,306	$659	$5,413

					Accumulated
					Other	Total
		Share	Paid in	Retained	Comprehensive	Shareholders’
Nine Months Ended September 30, 2012 ($ millions)		Capital	Surplus	Earnings	Income	Equity
Balance, December 31, 2011		$2,354	$5	$5,643	$576	$8,578
Share-Based Compensation	(Note 14)	—	2	—	—	2
Net Earnings (Loss)		—	—	(2,714)	—	(2,714)
Dividends on Common Shares	(Note 12)	—	—	(441)	—	(441)
Other Comprehensive Income	(Note 13)	—	—	—	94	94

Balance, September 30, 2012		$2,354	$7	$2,488	$670	$5,519

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	3	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Condensed Consolidated Statement of Cash Flows (unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,

($ millions)		2013	2012	2013	2012
Operating Activities
Net earnings (loss)		$188	$(1,244)	$487	$(2,714)
Depreciation, depletion and amortization		388	452	1,177	1,511
Impairments	(Note 8)	21	1,682	21	4,208
Accretion of asset retirement obligation	(Note 11)	12	13	40	40
Deferred income taxes	(Note 7)	(10)	(499)	(84)	(1,606)
Unrealized (gain) loss on risk management	(Note 17)	128	619	44	1,351
Unrealized foreign exchange (gain) loss	(Note 6)	(117)	(180)	183	(170)
Other		40	66	14	92
Net change in other assets and liabilities		(15)	(9)	(59)	(55)
Net change in non-cash working capital		300	242	4	(267)

Cash From (Used in) Operating Activities		935	1,142	1,827	2,390

Investing Activities
Capital expenditures	(Note 3)	(641)	(779)	(1,995)	(2,696)
Acquisitions	(Note 4)	(52)	(33)	(161)	(361)
Proceeds from divestitures	(Note 4)	103	2	610	2,698
Cash in reserve		12	6	20	411
Net change in investments and other		56	(60)	187	(273)

Cash From (Used in) Investing Activities		(522)	(864)	(1,339)	(221)

Financing Activities
Issuance of revolving long-term debt		—	—	—	1,721
Repayment of revolving long-term debt		—	—	—	(1,724)
Repayment of long-term debt		—	—	—	(503)
Dividends on common shares	(Note 12)	(107)	(147)	(362)	(441)
Capital lease payments		—	(1)	(3)	(14)

Cash From (Used in) Financing Activities		(107)	(148)	(365)	(961)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		36	35	(44)	31

Increase (Decrease) in Cash and Cash Equivalents		342	165	79	1,239
Cash and Cash Equivalents, Beginning of Period		2,916	1,874	3,179	800

Cash and Cash Equivalents, End of Period		$3,258	$2,039	$3,258	$2,039

Cash, End of Period		$154	$60	$154	$60
Cash Equivalents, End of Period		3,104	1,979	3,104	1,979

Cash and Cash Equivalents, End of Period		$3,258	$2,039	$3,258	$2,039

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	4	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

1. Basis of Presentation

Encana Corporation and its subsidiaries (“Encana” or “the Company”) are in the business of the exploration for, the development of, and the production and marketing of natural gas, oil and natural gas liquids (“NGLs”). The term liquids is used to represent Encana’s oil, NGLs and condensate.

The interim Condensed Consolidated Financial Statements include the accounts of Encana and are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The interim Condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2012, except as noted below in Note 2. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, the interim Condensed Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2012.

These unaudited interim Condensed Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented. Interim condensed consolidated financial results are not necessarily indicative of consolidated financial results expected for the fiscal year.

2. Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

On January 1, 2013, Encana adopted the following accounting standards updates issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s interim Condensed Consolidated Financial Statements:

•	Accounting Standards Update 2011-11, “Disclosures about Offsetting Assets and Liabilities”, and Accounting Standards Update 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities”, require disclosure of both gross and net information about certain financial instruments eligible for offset in the balance sheet and certain financial instruments subject to master netting arrangements. The amendments have been applied retrospectively.

•	Accounting Standards Update 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”, requires enhanced disclosures about amounts reclassified out of accumulated other comprehensive income. The amendments have been applied prospectively.

New Standards Issued Not Yet Adopted

As of January 1, 2014, Encana will be required to adopt the following accounting standards updates issued by the FASB, which are not expected to have a material impact on the Company’s Consolidated Financial Statements:

•	Accounting Standards Update 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date”, clarifies guidance for the recognition, measurement and disclosure of liabilities resulting from joint and several liability arrangements. The amendments will be applied retrospectively.

•	Accounting Standards Update 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”, clarifies the applicable guidance for certain transactions that result in the release of the cumulative translation adjustment into net earnings. The amendments will be applied prospectively.

Encana Corporation	5	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

2. Recent Accounting Pronouncements (continued)

New Standards Issued Not Yet Adopted (continued)

•	Accounting Standards Update 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”, clarifies that a liability related to an unrecognized tax benefit or portions thereof should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except under specific situations. The amendments will be applied prospectively.

3. Segmented Information

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•	Canadian Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the Canadian cost centre.

•	USA Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. cost centre.

•	Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canadian and USA Divisions. Market optimization activities include third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•	Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation.

Encana Corporation	6	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the three months ended September 30)

Segment and Geographic Information

	Canadian Division		USA Division		Market Optimization
	2013	2012	2013	2012	2013	2012
Revenues, Net of Royalties	$690	$665	$693	$838	$104	$102
Expenses
Production and mineral taxes	8	1	27	29	—	—
Transportation and processing	190	117	184	169	—	—
Operating	86	91	94	102	13	22
Purchased product	—	—	—	—	85	75

	406	456	388	538	6	5
Depreciation, depletion and amortization	148	176	205	247	3	3
Impairments	—	1,074	—	608	—	—

	$258	$(794)	$183	$(317)	$3	$2

	Corporate & Other		Consolidated
	2013	2012	2013	2012
Revenues, Net of Royalties	$(95)	$(580)	$1,392	$1,025
Expenses
Production and mineral taxes	—	—	35	30
Transportation and processing	2	21	376	307
Operating	12	7	205	222
Purchased product	—	—	85	75

	(109)	(608)	691	391
Depreciation, depletion and amortization	32	26	388	452
Impairments	21	—	21	1,682

	$(162)	$(634)	282	(1,743)

Accretion of asset retirement obligation			12	13
Administrative			94	102
Interest			143	130
Foreign exchange (gain) loss, net			(103)	(160)
Other			(3)	—

			143	85

Net Earnings (Loss) Before Income Tax			139	(1,828)
Income tax expense (recovery)			(49)	(584)

Net Earnings (Loss)			$188	$(1,244)

Intersegment Information

	Market Optimization
	Marketing Sales		Upstream Eliminations		Total
	2013	2012	2013	2012	2013	2012
Revenues, Net of Royalties	$1,374	$972	$(1,270)	$(870)	$104	$102
Expenses
Transportation and processing	127	134	(127)	(134)	—	—
Operating	20	19	(7)	3	13	22
Purchased product	1,205	799	(1,120)	(724)	85	75

Operating Cash Flow	$22	$20	$(16)	$(15)	$6	$5

Encana Corporation	7	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the nine months ended September 30)

Segment and Geographic Information

	Canadian Division		USA Division		Market Optimization
	2013	2012	2013	2012	2013	2012
Revenues, Net of Royalties	$1,979	$2,024	$2,072	$2,508	$357	$320
Expenses
Production and mineral taxes	11	7	86	62	—	—
Transportation and processing	531	395	547	490	—	—
Operating	282	271	303	290	26	38
Purchased product	—	—	—	—	303	265

	1,155	1,351	1,136	1,666	28	17
Depreciation, depletion and amortization	445	572	623	864	9	9
Impairments	—	1,822	—	2,386	—	—

	$710	$(1,043)	$513	$(1,584)	$19	$8

	Corporate & Other		Consolidated
	2013	2012	2013	2012
Revenues, Net of Royalties	$27	$(1,297)	$4,435	$3,555
Expenses
Production and mineral taxes	—	—	97	69
Transportation and processing	(7)	28	1,071	913
Operating	27	12	638	611
Purchased product	—	—	303	265

	7	(1,337)	2,326	1,697
Depreciation, depletion and amortization	100	66	1,177	1,511
Impairments	21	—	21	4,208

	$(114)	$(1,403)	1,128	(4,022)

Accretion of asset retirement obligation			40	40
Administrative			272	299
Interest			424	388
Foreign exchange (gain) loss, net			165	(165)
Other			(10)	(2)

			891	560

Net Earnings (Loss) Before Income Tax			237	(4,582)
Income tax expense (recovery)			(250)	(1,868)

Net Earnings (Loss)			$487	$(2,714)

Intersegment Information

	Market Optimization
	Marketing Sales		Upstream Eliminations		Total
	2013	2012	2013	2012	2013	2012
Revenues, Net of Royalties	$4,196	$2,977	$(3,839)	$(2,657)	$357	$320
Expenses
Transportation and processing	385	396	(385)	(396)	—	—
Operating	55	63	(29)	(25)	26	38
Purchased product	3,687	2,481	(3,384)	(2,216)	303	265

Operating Cash Flow	$69	$37	$(41)	$(20)	$28	$17

Encana Corporation	8	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Capital Expenditures

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Canadian Division	$301	$356	$1,011	$1,194
USA Division	330	380	940	1,375
Market Optimization	—	—	2	7
Corporate & Other	10	43	42	120

	$641	$779	$1,995	$2,696

Goodwill, Property, Plant and Equipment and Total Assets by Segment

	Goodwill		Property, Plant and Equipment		Total Assets
	As at		As at		As at
	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
Canadian Division	$1,211	$1,252	$2,783	$2,960	$4,331	$4,748
USA Division	473	473	4,862	4,405	6,082	5,664
Market Optimization	—	—	96	106	169	161
Corporate & Other	—	—	2,197	2,280	7,801	8,127

	$1,684	$1,725	$9,938	$9,751	$18,383	$18,700

4. Acquisitions and Divestitures

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Acquisitions
Canadian Division	$1	$22	$17	$131
USA Division	51	11	144	230

Total Acquisitions	52	33	161	361

Divestitures
Canadian Division	(97)	(1)	(592)	(2,505)
USA Division	(6)	(1)	(16)	(191)
Corporate & Other	—	—	(2)	(2)

Total Divestitures	(103)	(2)	(610)	(2,698)

Net Acquisitions & (Divestitures)	$(51)	$31	$(449)	$(2,337)

Acquisitions

For the three and nine months ended September 30, 2013, acquisitions in the Canadian and USA Divisions totaled $52 million and $161 million, respectively (2012—$33 million and $361 million, respectively), which primarily included land and property purchases with oil and liquids rich natural gas production potential.

Divestitures

For the three and nine months ended September 30, 2013, divestitures in the Canadian Division were $97 million and $592 million, respectively. During the nine months ended September 30, 2013, divestitures primarily included the sale of the Company’s Jean Marie natural gas assets in the Greater Sierra resource play in northeast British Columbia.

For the nine months ended September 30, 2012, divestitures in the Canadian Division were $2,505 million, which primarily included C$1.45 billion received from a Mitsubishi Corporation subsidiary, C$100 million received from a Toyota Tsusho Corporation subsidiary and approximately C$920 million received from the sale of two natural gas processing plants.

Encana Corporation	9	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

4. Acquisitions and Divestitures (continued)

Divestitures (continued)

For the three and nine months ended September 30, 2013, divestitures in the USA Division were $6 million and $16 million, respectively, which included the sale of non-core assets. During the nine months ended September 30, 2012, the USA Division received proceeds of $114 million from the remainder of the North Texas asset sale.

Amounts received from these transactions have been deducted from the respective Canadian and U.S. full cost pools.

5. Interest

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Interest Expense on:
Debt	$117	$117	$348	$355
Other (1)	26	13	76	33

	$143	$130	$424	$388

(1)	Other interest for 2013 primarily includes interest related to The Bow office building.

6. Foreign Exchange (Gain) Loss, Net

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$(123)	$(212)	$193	$(200)
Translation of U.S. dollar risk management contracts issued from Canada	6	32	(10)	30

	(117)	(180)	183	(170)
Foreign Exchange on Intercompany Transactions	2	—	—	(7)
Other Monetary Revaluations and Settlements	12	20	(18)	12

	$(103)	$(160)	$165	$(165)

7. Income Taxes

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Current Tax
Canada	$(32)	$(89)	$(171)	$(277)
United States	(14)	(1)	(14)	(24)
Other Countries	7	5	19	39

Total Current Tax Expense (Recovery)	(39)	(85)	(166)	(262)

Deferred Tax
Canada	(11)	(345)	45	(830)
United States	10	(197)	(45)	(1,045)
Other Countries	(9)	43	(84)	269

Total Deferred Tax Expense (Recovery)	(10)	(499)	(84)	(1,606)

	$(49)	$(584)	$(250)	$(1,868)

Encana’s interim income tax expense is calculated using the estimated annual effective tax rate applied to year-to-date net earnings before tax plus amounts in respect of prior periods. The estimated annual effective tax rate is impacted by expected annual earnings, statutory and other rate differences, the effect of legislative changes, international financing, non-taxable capital gains and losses, tax differences on divestitures and transactions and partnership tax allocations in excess of funding.

Encana Corporation	10	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

8. Property, Plant and Equipment, Net

	As at September 30, 2013			As at December 31, 2012
	Cost	Accumulated DD&A (1)	Net	Cost	Accumulated DD&A (1)	Net
Canadian Division
Proved properties	$25,657	$(23,635)	$2,022	$26,024	$(23,962)	$2,062
Unproved properties	599	—	599	716	—	716
Other	162	—	162	182	—	182

	26,418	(23,635)	2,783	26,922	(23,962)	2,960

USA Division
Proved properties	25,990	(21,873)	4,117	24,825	(21,236)	3,589
Unproved properties	523	—	523	579	—	579
Other	222	—	222	237	—	237

	26,735	(21,873)	4,862	25,641	(21,236)	4,405

Market Optimization	230	(134)	96	235	(129)	106
Corporate & Other	2,779	(582)	2,197	2,829	(549)	2,280

	$56,162	$(46,224)	$9,938	$55,627	$(45,876)	$9,751

(1)	Depreciation, depletion and amortization.

The Canadian Division and USA Division property, plant and equipment include internal costs directly related to exploration, development and construction activities of $280 million which have been capitalized during the nine months ended September 30, 2013 (2012—$364 million). Included in Corporate and Other are $95 million ($104 million as at December 31, 2012) of international property costs, which have been fully impaired.

For the three months ended September 30, 2012, the Company recognized a ceiling test impairment of $1,074 million in the Canadian cost centre and $608 million in the U.S. cost centre. For the nine months ended September 30, 2012, the Company recognized a ceiling test impairment of $1,822 million in the Canadian cost centre and $2,386 million in the U.S. cost centre. The impairments resulted primarily from the decline in the 12-month average trailing natural gas prices which reduced proved reserves volumes and values.

The 12-month average trailing prices used in the ceiling test calculations were based on benchmark prices which were adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality. At September 30, 2013, the 12-month average trailing prices used in the Canadian cost centre ceiling test calculation were C$3.09/MMBtu for AECO (2012—C$2.41/MMBtu) and C$93.18/bbl for Edmonton Light Sweet (2012—C$88.74/bbl). At September 30, 2013, the 12-month average trailing prices used in the U.S. cost centre ceiling test calculation were $3.60/MMBtu for Henry Hub (2012—$2.82/MMBtu) and $95.20/bbl for WTI (2012—$94.97/bbl).

As at September 30, 2013, the Canadian Division property, plant and equipment and total assets include Encana’s accrual to date of $612 million ($612 million as at December 31, 2012) related to the Production Field Centre (“PFC”) for the Deep Panuke offshore facility capitalized as an asset under construction.

As at September 30, 2013, Corporate and Other property, plant and equipment and total assets include accumulated costs to date of $1,672 million ($1,668 million as at December 31, 2012) related to The Bow office building. In 2012, Encana assumed partial occupancy of The Bow office premises and commenced payments to the third party developer under a 25-year lease agreement. As of March 31, 2013, Encana had assumed full occupancy of the building. The Bow asset is being depreciated over the 60-year estimated life of the building. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized (See Note 10).

Liabilities for the PFC and The Bow office building are included in other liabilities and provisions in the Condensed Consolidated Balance Sheet and are disclosed in Note 10.

Encana Corporation	11	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

9. Long-Term Debt

	C$ Principal Amount	As at September 30, 2013	As at December 31, 2012
Canadian Dollar Denominated Debt
5.80% due January 18, 2018	$750	$729	$754

	$750	729	754

U.S. Dollar Denominated Debt
4.75% due October 15, 2013		500	500
5.80% due May 1, 2014		1,000	1,000
5.90% due December 1, 2017		700	700
6.50% due May 15, 2019		500	500
3.90% due November 15, 2021		600	600
8.125% due September 15, 2030		300	300
7.20% due November 1, 2031		350	350
7.375% due November 1, 2031		500	500
6.50% due August 15, 2034		750	750
6.625% due August 15, 2037		500	500
6.50% due February 1, 2038		800	800
5.15% due November 15, 2041		400	400

		6,900	6,900

Total Principal		7,629	7,654
Increase in Value of Debt Acquired		42	46
Debt Discounts		(22)	(25)
Current Portion of Long-Term Debt		(1,500)	(500)

		$6,149	$7,175

Long-term debt is accounted for at amortized cost using the effective interest method of amortization. As at September 30, 2013, total long-term debt had a carrying value of $7,649 million and a fair value of $8,333 million (as at December 31, 2012—$7,675 million carrying value and a fair value of $9,043 million). The estimated fair value of long-term borrowings is categorized within Level 2 of the fair value hierarchy and has been determined based on market information or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.

Encana Corporation	12	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

10. Other Liabilities and Provisions

	As at	As at
	September 30,	December 31,
	2013	2012
The Bow Office Building (See Note 8)	$1,690	$1,674
Asset under Construction—Production Field Centre (See Note 8)	612	612
Obligation under Capital Lease	71	69
Unrecognized Tax Benefits	137	134
Pensions and Other Post-Employment Benefits	173	165
Other	88	18

	$2,771	$2,672

The Bow Office Building

As described in Note 8, Encana has recognized the accumulated costs for The Bow office building as an asset with a related liability. In 2012, Encana commenced payments to the third party developer under a 25-year agreement. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized. Encana has also subleased part of The Bow office space to a subsidiary of Cenovus Energy Inc. (“Cenovus”). The total undiscounted future payments related to the lease agreement and the total undiscounted future amounts expected to be recovered from the Cenovus sublease are outlined below.

(undiscounted)	2013	2014	2015	2016	2017	Thereafter	Total
Expected future lease payments	$22	$90	$91	$91	$92	$2,050	$2,436

Sublease recoveries	$(11)	$(44)	$(45)	$(45)	$(46)	$(1,017)	$(1,208)

Production Field Centre

As described in Note 8, during the construction phase of the PFC, Encana has recognized an asset under construction with a corresponding liability. Upon commencement of operations, Encana will recognize the PFC as a capital lease. Encana’s total discounted future payments related to the PFC total $564 million. The total undiscounted future payments related to the PFC are outlined below.

(undiscounted)	2013	2014	2015	2016	2017	Thereafter	Total
Expected future lease payments	$22	$89	$89	$89	$89	$333	$711

Encana Corporation	13	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

11. Asset Retirement Obligation

	As at	As at
	September 30,	December 31,
	2013	2012
Asset Retirement Obligation, Beginning of Year	$969	$921
Liabilities Incurred	31	43
Liabilities Settled	(115)	(90)
Change in Estimated Future Cash Outflows	—	28
Accretion Expense	40	53
Foreign Currency Translation and Other	(19)	14

Asset Retirement Obligation, End of Period	$906	$969

Current Portion	$46	$33
Long-Term Portion	860	936

	$906	$969

12. Share Capital

Authorized

The Company is authorized to issue an unlimited number of no par value common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.

Issued and Outstanding

	As at		As at
	September 30, 2013		December 31, 2012
	Number (millions)	Amount	Number (millions)	Amount
Common Shares Outstanding, Beginning of Year	736.3	$2,354	736.3	$2,354
Common Shares Cancelled	(0.8)	(2)	—	—
Common Shares Issued Under Dividend Reinvestment Plan	4.7	80	—	—

Common Shares Outstanding, End of Period	740.2	$2,432	736.3	$2,354

During the nine months ended September 30, 2013, Encana cancelled 767,327 common shares reserved for issuance to shareholders upon exchange of predecessor companies’ shares. In accordance with the terms of the merger agreement which formed Encana, shares which have remained unexchanged were extinguished. Accordingly, the weighted average book value of the common shares extinguished of $2 million has been transferred to paid in surplus.

During the three months ended September 30, 2013, Encana issued 2,438,937 common shares totaling $41 million under the Company’s dividend reinvestment plan. During the nine months ended September 30, 2013, Encana issued 4,678,124 common shares totaling $80 million under the Company’s dividend reinvestment plan.

Dividends

During the three months ended September 30, 2013, Encana paid dividends of $0.20 per common share totaling $148 million (2012—$0.20 per common share totaling $147 million). During the nine months ended September 30, 2013, Encana paid dividends of $0.60 per common share totaling $442 million (2012—$0.60 per common share totaling $441 million).

For the three and nine months ended September 30, 2013, the dividends paid included $41 million and $80 million, respectively, in common shares as disclosed above, which were issued in lieu of cash dividends under the Company’s dividend reinvestment plan.

Encana Corporation	14	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

12. Share Capital (continued)

Earnings Per Common Share

The following table presents the computation of net earnings per common share:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(millions, except per share amounts)	2013	2012	2013	2012
Net Earnings (Loss)	$188	$(1,244)	$487	$(2,714)
Number of Common Shares:
Weighted average common shares outstanding—Basic	738.3	736.3	736.8	736.3
Effect of dilutive securities	—	—	—	—

Weighted average common shares outstanding—Diluted	738.3	736.3	736.8	736.3

Net Earnings (Loss) per Common Share
Basic	$0.25	$(1.69)	$0.66	$(3.69)
Diluted	$0.25	$(1.69)	$0.66	$(3.69)

Encana Stock Option Plan

Encana has share-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices are not less than the market value of the common shares on the date the options are granted.

All options outstanding as at September 30, 2013 have associated Tandem Stock Appreciation Rights (“TSARs”) attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of the exercise over the original grant price. In addition, certain stock options granted are performance-based whereby vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures. Historically, most holders of options with TSARs have elected to exercise their stock options as a Stock Appreciation Right (“SAR”) in exchange for a cash payment. As a result, Encana does not consider outstanding TSARs to be potentially dilutive securities.

Encana Restricted Share Units (“RSUs”)

Encana has a share-based compensation plan whereby eligible employees are granted RSUs. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement. The Company intends to settle vested RSUs in cash on the vesting date. As a result, Encana does not consider RSUs to be potentially dilutive securities.

Encana Share Units Held by Cenovus Employees

On November 30, 2009, Encana completed a corporate reorganization to split into two independent publicly traded energy companies—Encana Corporation and Cenovus Energy Inc. (the “Split Transaction”). In conjunction with the Split Transaction, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. Share units include TSARs, Performance TSARs, SARs, and Performance SARs. The terms and conditions of the share units are similar to the terms and conditions of the original share units.

With respect to the Encana share units held by Cenovus employees and the Cenovus share units held by Encana employees, both Encana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees. Accordingly, for Encana share units held by Cenovus employees, Encana has recorded a payable to Cenovus employees and a receivable due from Cenovus. The payable to Cenovus employees and the receivable due from Cenovus are based on the fair value of the Encana share units determined using the Black-Scholes-Merton model (See Notes 14 and 16). There is no impact on Encana’s net earnings for the share units held by Cenovus employees. TSARs and Performance TSARs held by Cenovus employees will expire by December 2014.

Cenovus employees may exercise Encana TSARs and Encana Performance TSARs in exchange for Encana common shares. As at September 30, 2013, there were 1.6 million Encana TSARs and 2.4 million Encana Performance TSARs with a weighted average exercise price of C$29.13 and C$29.04, respectively, held by Cenovus employees, which were outstanding and exercisable.

Encana Corporation	15	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

13. Accumulated Other Comprehensive Income

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Foreign Currency Translation Adjustment
Balance, Beginning of Period	$700	$671	$739	$658
Current Period Change in Foreign Currency
Translation Adjustment	20	73	(19)	86

Balance, End of Period	$720	$744	$720	$744

Pension and Other Post-Employment Benefit Plans
Balance, Beginning of Period	$(64)	$(77)	$(69)	$(82)
Reclassification of Net Actuarial (Gains) and
Losses to Net Earnings (See Note 15)	4	3	11	11
Income Taxes	(1)	—	(3)	(3)

Balance, End of Period	$(61)	$(74)	$(61)	$(74)

Total Accumulated Other Comprehensive Income	$659	$670	$659	$670

14. Compensation Plans

Encana has a number of compensation arrangements that form the Company’s long-term incentive plan awarded to eligible employees. These primarily include TSARs, Performance TSARs, SARs, Performance SARs, Performance Share Units (“PSUs”), Deferred Share Units (“DSUs”) and RSUs. These compensation arrangements are share-based.

Encana accounts for TSARs, Performance TSARs, SARs, Performance SARs, PSUs and RSUs held by Encana employees as cash-settled share-based payment transactions and accordingly, accrues compensation costs over the vesting period based on the fair value of the rights determined using the Black-Scholes-Merton and other fair value models.

As at September 30, 2013, the following weighted average assumptions were used to determine the fair value of the share units held by Encana employees:

	Encana US$ Share Units		Encana C$ Share Units		Cenovus C$ Share Units
Risk Free Interest Rate		1.20%		1.20%		1.20%
Dividend Yield		4.62%		4.60%		3.15%
Expected Volatility Rate		33.26%		30.45%		28.30%
Expected Term		2.0 yrs		1.8 yrs		0.2 yrs
Market Share Price	US$	17.33	C$	17.80	C$	30.74

The Company has recognized the following share-based compensation costs:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Compensation Costs of Transactions Classified as Cash-Settled	$21	$33	$27	$78
Compensation Costs of Transactions Classified as Equity-Settled (1)	1	(3)	4	2

Total Share-Based Compensation Costs	22	30	31	80
Less: Total Share-Based Compensation Costs Capitalized	(7)	(8)	(9)	(23)

Total Share-Based Compensation Expense	$15	$22	$22	$57

Recognized on the Consolidated Statement of Earnings in:
Operating expense	$7	$15	$8	$28
Administrative expense	8	7	14	29

	$15	$22	$22	$57

(1)	RSUs may be settled in cash or equity as determined by Encana. The Company’s decision to cash settle RSUs was made subsequent to the original grant date.

Encana Corporation	16	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

14. Compensation Plans (continued)

As at September 30, 2013, the liability for share-based payment transactions totaled $143 million of which $81 million is recognized in accounts payable and accrued liabilities.

	As at	As at
	September 30,	December 31,
	2013	2012
Liability for Unvested Cash-Settled Share-Based Payment Transactions	$98	$85
Liability for Vested Cash-Settled Share-Based Payment Transactions	45	71

Liability for Cash-Settled Share-Based Payment Transactions	$143	$156

The following units were granted during the nine months ended September 30, 2013. The TSARs and SARs were granted at the market price of Encana’s common shares on the grant date.

Nine Months Ended September 30, 2013 (thousands of units)
TSARs	10,591
SARs	4,985
PSUs	1,097
DSUs	179
RSUs	6,619

15. Pension and Other Post-Employment Benefits

The Company has recognized total benefit plans expense which includes pension benefits and other post-employment benefits (“OPEB”) for the nine months ended September 30 as follows:

	Pension Benefits		OPEB		Total
	2013	2012	2013	2012	2013	2012
Defined Benefit Plan Expense	$12	$13	$14	$14	$26	$27
Defined Contribution Plan Expense	34	33	—	—	34	33

Total Benefit Plans Expense	$46	$46	$14	$14	$60	$60

Of the total benefit plans expense, $47 million (2012—$48 million) was included in operating expense and $13 million (2012—$12 million) was included in administrative expense.

The defined periodic pension and OPEB expense for the nine months ended September 30 is as follows:

	Pension Benefits		OPEB		Total
	2013	2012	2013	2012	2013	2012
Current service costs	$4	$4	$11	$11	$15	$15
Interest cost	10	10	3	3	13	13
Expected return on plan assets	(13)	(12)	—	—	(13)	(12)
Amounts reclassified from accumulated other comprehensive income:
Amortization of net actuarial (gains) and losses	11	11	—	—	11	11

Total Defined Benefit Plan Expense	$12	$13	$14	$14	$26	$27

The amounts recognized in other comprehensive income for the nine months ended September 30 are as follows:

	Pension Benefits		OPEB		Total
	2013	2012	2013	2012	2013	2012
Total Amounts Recognized in Other Comprehensive (Income) Loss, Before Tax	$(11)	$(11)	$—	$—	$(11)	$(11)

Total Amounts Recognized in Other Comprehensive (Income) Loss, After Tax	$(8)	$(8)	$—	$—	$(8)	$(8)

Encana Corporation	17	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

16. Fair Value Measurements

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments except for the amounts associated with share units issued as part of the Split Transaction, as disclosed below. The fair value of cash in reserve approximates its carrying amount due to the nature of the instrument held.

Recurring fair-value measurements are performed for risk management assets and liabilities and for share units resulting from the Split Transaction, which are discussed further in Notes 17 and 12, respectively. These items are carried at fair value in the Condensed Consolidated Balance Sheet and are classified within the three levels of the fair value hierarchy in the tables below. There have been no transfers between the hierarchy levels during the period.

As at September 30, 2013	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (4)	Carrying Amount
Risk Management
Risk Management Assets
Current	$—	$338	$1	$339	$(24)	$315
Long-term	—	221	—	221	—	221
Risk Management Liabilities
Current	1	25	—	26	(24)	2
Long-term	—	—	3	3	—	3
Share Units Resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees
Accounts receivable and accrued revenues (1)	$—	$—	$—	$—	$—	$—
Accounts payable and accrued liabilities (2)	—	—	—	—	—	—
Cenovus Share Units Held by Encana Employees
Accounts payable and accrued liabilities (3)	—	—	13	13	—	13

As at December 31, 2012	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (4)	Carrying Amount
Risk Management
Risk Management Assets
Current	$2	$505	$—	$507	$(28)	$479
Long-term	—	112	—	112	(1)	111
Risk Management Liabilities
Current	—	25	8	33	(28)	5
Long-term	—	7	4	11	(1)	10
Share Units Resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees
Accounts receivable and accrued revenues (1)	$—	$—	$1	$1	$—	$1
Accounts payable and accrued liabilities (2)	—	—	1	1	—	1
Cenovus Share Units Held by Encana Employees
Accounts payable and accrued liabilities (3)	—	—	36	36	—	36

(1)	Receivable from Cenovus.
(2)	Payable to Cenovus employees.
(3)	Payable to Cenovus.
(4)	Netting to offset derivative assets and liabilities where the legal right and intention to offset exists, or where counterparty master netting arrangements contain provisions for net settlement.

Encana Corporation	18	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

16. Fair Value Measurements (continued)

The Company’s Level 1 and Level 2 risk management assets and liabilities consist of commodity fixed price contracts and basis swaps with terms to 2016. The fair values of these contracts are based on a market approach and are estimated using inputs which are either directly or indirectly observable at the reporting date, such as exchange and other published prices, broker quotes and observable trading activity.

Level 3 Fair Value Measurements

The Company’s Level 3 risk management assets and liabilities consist of natural gas options and power purchase contracts with terms to 2013 and 2017, respectively. The fair values of both the natural gas options and the power purchase contracts are based on an income approach and are modeled internally using observable and unobservable inputs such as natural gas price volatilities and forward power prices in less active markets. The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

Amounts related to risk management assets and liabilities are recognized in revenues and transportation and processing expense according to their purpose. Amounts related to share units resulting from the Split Transaction are recognized in operating expense, administrative expense and capitalized within property, plant and equipment as described in Note 14.

A summary of changes in Level 3 fair value measurements for the nine months ended September 30 is presented below:

	Risk Management		Share Units Resulting from Split Transaction
	2013	2012	2013	2012
Balance, Beginning of Year	$(12)	$18	$(36)	$(83)
Total gains (losses)	10	(33)	15	(7)
Purchases, issuances and settlements:
Purchases	—	—	—	—
Settlements	—	(11)	8	41
Transfers in and out of Level 3	—	—	—	—

Balance, End of Period	$(2)	$(26)	$(13)	$(49)

Change in unrealized gains (losses) related to assets and liabilities held at end of period	$5	$(37)	$18	$(18)

Quantitative information about unobservable inputs used in Level 3 fair value measurements is presented below:

	Valuation Technique	Unobservable Input	As at September 30, 2013	As at December 31, 2012
Risk Management—Natural Gas Options	Option Model	Price volatility	—	0.3% - 28.3%
Risk Management—Power	Discounted Cash Flow	Forward prices ($/Megawatt Hour)	$50.25 - $61.33	$48.25 - $57.97
Share Units Resulting from the Split Transaction	Option Model	Cenovus share unit volatility	28.30%	30.18%

A five percentage point increase or decrease in natural gas price volatility would cause no decrease or increase (nil as at December 31, 2012) to net risk management assets. A 10 percent increase or decrease in estimated forward power prices would cause a corresponding $8 million ($6 million as at December 31, 2012) increase or decrease to net risk management assets. A five percentage point increase or decrease in Cenovus share unit estimated volatility would cause a corresponding $1 million ($2 million as at December 31, 2012) increase or decrease to accounts payable and accrued liabilities.

Encana Corporation	19	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

17. Financial Instruments and Risk Management

A) Financial Instruments

Encana’s financial assets and liabilities are recognized in cash and cash equivalents, accounts receivable and accrued revenues, cash in reserve, accounts payable and accrued liabilities, risk management assets and liabilities and long-term debt.

B) Risk Management Assets and Liabilities

Risk management assets and liabilities arise from the use of derivative financial instruments and are measured at fair value. See Note 16 for a discussion of fair value measurements.

Unrealized Risk Management Position

	As at September 30, 2013	As at December 31, 2012
Risk Management Asset
Current	$315	$479
Long-term	221	111

	536	590

Risk Management Liability
Current	2	5
Long-term	3	10

	5	15

Net Risk Management Asset	$531	$575

Commodity Price Positions as at September 30, 2013

	Notional Volumes	Term	Average Price	Fair Value
Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	2,255 MMcf/d	2013	4.37 US$/Mcf	$160
NYMEX Fixed Price	1,538 MMcf/d	2014	4.19 US$/Mcf	185
NYMEX Fixed Price	825 MMcf/d	2015	4.37 US$/Mcf	90
Basis Contracts (1)		2013-2016		98
Other Financial Positions				2

Natural Gas Fair Value Position				535

Crude Oil Contracts
Fixed Price Contracts
Brent Fixed Price	9.3 Mbbls/d	2013	108.22 US$/bbl	1
WTI Fixed Price	7.6 Mbbls/d	2013	98.71 US$/bbl	(2)
WTI Fixed Price	9.5 Mbbls/d	2014	94.19 US$/bbl	(4)
Basis Contracts (2)		2013-2015		3

Crude Oil Fair Value Position				(2)

Power Purchase Contracts
Fair Value Position				(2)

Total Fair Value Position				$531

(1)	Encana has entered into swaps to protect against widening natural gas price differentials in Canada and the United States. These basis swaps are priced using both fixed price differentials and differentials determined as a percentage of NYMEX.
(2)	Encana has entered into swaps to protect against widening oil price differentials between Brent and WTI. These basis swaps are priced using fixed price differentials.

Encana Corporation	20	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

17. Financial Instruments and Risk Management (continued)

B) Risk Management Assets and Liabilities (continued)

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Revenues, Net of Royalties	$174	$561	$369	$1,730
Transportation and Processing	1	17	1	11

Gain on Risk Management	$175	$578	$370	$1,741

	Unrealized Gain (Loss)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Revenues, Net of Royalties	$(126)	$(598)	$(51)	$(1,323)
Transportation and Processing	(2)	(21)	7	(28)

Gain (Loss) on Risk Management	$(128)	$(619)	$(44)	$(1,351)

Reconciliation of Unrealized Risk Management Positions from January 1 to September 30

	2013		2012
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)
Fair Value of Contracts, Beginning of Year	$575
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	326	$326	$390
Fair Value of Contracts Realized During the Period	(370)	(370)	(1,741)

Fair Value of Contracts, End of Period	$531	$(44)	$(1,351)

C) Risks Associated with Financial Assets and Liabilities

The Company is exposed to financial risks including market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. Future cash flows may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.

Commodity Price Risk

Commodity price risk arises from the effect fluctuations in future commodity prices may have on future cash flows. To partially mitigate exposure to commodity price risk, the Company has entered into various derivative financial instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board. The Company’s policy is to not use derivative financial instruments for speculative purposes.

Natural Gas—To partially mitigate natural gas commodity price risk, the Company uses contracts such as NYMEX based swaps and options. Encana also enters into basis swaps to manage against widening price differentials between various production areas and various sales points.

Crude Oil—To help protect against widening crude oil price differentials between North American and world prices, the Company has entered into fixed price contracts and basis swaps.

Power—The Company has entered into Canadian dollar denominated derivative contracts to manage its electricity consumption costs.

Encana Corporation	21	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

17. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Commodity Price Risk (continued)

The table below summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings as at September 30 as follows:

	2013		2012
	10% Price Increase	10% Price Decrease	10% Price Increase	10% Price Decrease
Natural gas price	$(402)	$402	$(151)	$149
Crude oil price	(37)	37	17	(17)
Power price	8	(8)	6	(6)

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio including credit practices that limit transactions according to counterparties’ credit quality. Mitigation strategies may include master netting arrangements, requesting collateral and/or transacting credit derivatives. The Company executes commodity derivative financial instruments under master agreements that have netting provisions that provide for offsetting payables against receivables. As at September 30, 2013, the Company had no significant collateral balances posted or received and there were no credit derivatives in place.

As at September 30, 2013, cash equivalents include high-grade, short-term securities, placed primarily with financial institutions and companies with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at September 30, 2013, approximately 91 percent (88 percent at December 31, 2012) of Encana’s accounts receivable and financial derivative credit exposures were with investment grade counterparties.

As at September 30, 2013, Encana had four counterparties (2012—four counterparties) whose net settlement position individually accounted for more than 10 percent of the fair value of the outstanding in-the-money net risk management contracts by counterparty. As at September 30, 2013, these counterparties accounted for 13 percent, 12 percent, 10 percent and 10 percent of the fair value of the outstanding in-the-money net risk management contracts.

Liquidity Risk

Liquidity risk arises from the potential that the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages liquidity risk using cash and debt management programs.

The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit facilities and debt capital markets. In June 2013, the Company extended the maturity date of its existing revolving bank credit facilities and reduced the Canadian facility from C$4.0 billion to C$3.5 billion. As at September 30, 2013, the Company had available unused committed revolving bank credit facilities totaling $4.4 billion which include C$3.5 billion ($3.4 billion) on a revolving bank credit facility for Encana and $999 million on a revolving bank credit facility for a U.S. subsidiary. The facilities remain committed through June 2018.

Encana also has unused capacity under a shelf prospectus for up to $4.0 billion, or the equivalent in foreign currencies, the availability of which is dependent on market conditions, to issue up to $4.0 billion of debt securities in the U.S. This shelf prospectus expires in June 2014. The Company believes it has sufficient funding through the use of this facility to meet foreseeable borrowing requirements.

Encana Corporation	22	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

17. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Liquidity Risk (continued)

The Company minimizes its liquidity risk by managing its capital structure. The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and to finance internally generated growth as well as potential acquisitions. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.

The timing of expected cash outflows relating to financial liabilities is outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	6 - 9 Years	Thereafter	Total
Accounts Payable and Accrued Liabilities	$1,633	$—	$—	$—	$—	$1,633
Risk Management Liabilities	2	3	—	—	—	5
Long-Term Debt (1)	1,950	761	2,148	2,178	6,675	13,712

(1)	Principal and interest.

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S. and Canadian dollars can have a significant effect on the Company’s reported results. Encana’s financial results are consolidated in Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations is not separately identifiable.

To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt and may also enter into foreign exchange derivatives. As at September 30, 2013, Encana had $5.9 billion in U.S. dollar debt issued from Canada that was subject to foreign exchange exposure ($5.9 billion as at December 31, 2012) and $1.7 billion in debt that was not subject to foreign exchange exposure ($1.8 billion as at December 31, 2012). There were no foreign exchange derivatives outstanding as at September 30, 2013.

Encana’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada and foreign exchange gains and losses on U.S. dollar denominated cash and short-term investments held in Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $48 million change in foreign exchange (gain) loss as at September 30, 2013 (2012—$51 million).

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt and may also enter into interest rate derivatives to partially mitigate effects of fluctuations in market interest rates. There were no interest rate derivatives outstanding as at September 30, 2013.

As at September 30, 2013, the Company had no floating rate debt. Accordingly, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was nil (2012—nil).

Encana Corporation	23	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2013

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

18. Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments as at September 30, 2013:

	Expected Future Payments
(undiscounted)	2013	2014	2015	2016	2017	Thereafter	Total
Transportation and Processing	$221	$956	$974	$886	$867	$5,078	$8,982
Drilling and Field Services	192	155	100	66	38	69	620
Operating Leases	12	47	44	37	29	69	238

Commitments	$425	$1,158	$1,118	$989	$934	$5,216	$9,840

Contingencies

Encana is involved in various legal claims and actions arising in the course of the Company’s operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

Encana Corporation	24	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$